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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

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                           HAWKER PACIFIC AEROSPACE
                           (Name of Subject Company)


                           HAWKER PACIFIC AEROSPACE
                       (Name of Person Filing Statement)

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                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                  420123 10 1
                     (Cusip Number of Class of Securities)

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                               James R. Bennett
                     Chief Financial Officer and Secretary
                           Hawker Pacific Aerospace
                               11240 Sherman Way
                             Sun Valley, CA 91352
                                (818) 765-6201
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications On Behalf of the Person Filing Statement)

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                                With a Copy to:

                               K.C. Schaaf, Esq.
                            Michael E. Flynn, Esq.
                        Stradling Yocca Carlson & Rauth
                     660 Newport Center Drive, Suite 1600
                        Newport Beach, California 92660
                                (949) 725-4000

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[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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   This Amendment No. 2 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement under cover of Schedule 14D-9 originally filed by Hawker Pacific Aerospace, a California corporation (the "Company"), with the Securities and Exchange Commission (the "Commission") on March 11, 2002, as amended and restated by Amendment No. 1 to Schedule 14D-9 filed on April 2, 2002 (the "Statement"). The Statement and this Amendment are filed in connection with the Tender Offer Statement under cover of Schedule TO-T/13E-3 (the "Schedule TO-T/13E-3") originally filed on behalf of LHT Acquisition Corporation, a Delaware corporation (the "Purchaser") and Lufthansa Technik AG, a corporation organized under the laws of the Federal Republic of Germany ("Lufthansa Technik") with the Commission on March 11, 2002, as amended and restated by Amendment No. 1 to the Schedule TO-T/13E-3 filed on April 2, 2002, and as amended and supplemented by Amendment No. 2 to the Schedule TO-T/13E-3 filed on April 9, 2002, and relate to a tender offer by the Purchaser and Lufthansa Technik to purchase all issued and outstanding shares of Common Stock (including shares of Common Stock issuable upon the conditional exercise of options to purchase Common Stock having exercise prices of less than $3.25 per share under the Company's stock option plan and management stock option agreements) of the Company, at a purchase price of $3.25 per share (the "Offer Price"), in cash, without interest thereon, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated March 11, 2002, as amended and restated by Amendment No. 1 to the Schedule TO-T/13E-3 (the "Offer to Purchase"), and in the related Letter of Transmittal, which is incorporated hereto by reference to the Schedule TO-T/13E-3 originally filed on March 11, 2002 (which, as amended from time to time, together constitute the "Offer"). The amended and restated Offer to Purchase is incorporated herein by reference to Exhibit (a)(1) of Amendment No. 1 to the Schedule TO-T/13E-3.

   This Amendment is being filed by the Company. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement. Except as otherwise indicated, the information in the Statement remains unchanged.

Item 8.  Additional Information.

   Item 8 of the Statement is hereby amended by adding the following section:

  (e) Certain Litigation.

   On Friday, April 5, 2002, the Company issued a press release announcing that on April 4, 2002 it was served with complaints in two purported class-action lawsuits filed by alleged individual shareholders of the Company. The complaints captioned Thomas Turberg v. Hawker Pacific Aerospace, et al. and Lisa Chetkof v. Hawker Pacific Aerospace, et al. (Case Nos. EC 034170 and EC 034171), were filed in California Superior Court in Los Angeles on April 3, 2002. The complaints name as defendants the Company, the members of the Company's board of directors and Lufthansa Technik. The press release announcing the receipt of the complaints is filed as Exhibit 99 to the Form 8-K filed by the Company on April 8, 2002.


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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HAWKER PACIFIC AEROSPACE

                                          By:  /s/  JAMES R. BENNETT
                                             -----------------------------------
                                          Name: James R. Bennett
                                          Title: Chief Financial Officer and
                                            Secretary

Dated: April 9, 2002

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